UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                                                      COMMISSION
                                   FORM 12b-25              FILE NUMBER: 1-11860

                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K    [  ] Form 20-F  [  ] Form 11-K
             [X] Form 10-QSB  [  ] Form N-SAR


             For Period Ended:  March 31, 2001
             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR For the Transition Period
                  Ended:
                  --------------------------------------------------
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant FOCUS ENHANCEMENTS, INC.

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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)
1370 Dell Ave.

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City, State and Zip Code
Campbell, CA 95008

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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a)   Thereasons  described  in  reasonable  detail in Part III of this form  could  not be  eliminated  without  unreasonable  effort or expense;
    [X]  (b)   The subject annual report,  semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)   The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

FOCUS  Enhancements,   Inc.  (the  "Company")  is  unable  to  meet  its  filing
requirements for the Form 10-QSB for the quarter ended March 31, 2001, without unreasonable effort or expense.

The Company experienced significant delays completing its year end audit principally as a result of the completion of the acquisition of Videonics, Inc. on January 16, 2001 and the filing of a Registration Statement on Form SB-2 on February 7, 2001. As a result, the Company experienced delays in closing its books for the year ended December 31, 2000 and consequently, did not file its Form 10-KSB for the year-ended December 31, 2000 until May 1, 2001. Such delay has resulted in a delay in the closing of the books for the quarter ended March 31, 2001 and thus the completion of the Form 10-QSB. Furthermore, on May 8, 2001, the Company filed a current report on Form 8-K announcing that it had replaced its auditors for the fiscal year ending December 31, 2001.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Gary L. Williams     (408)                866-8300
         ----------------     -----------      -----------------
         (Name)               (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ ] Yes [ X ] No

         The Company was late in filing its Annual Report on Form 10-KSB for the year ended December 31, 2000.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? [ X ] Yes [ ] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects a significant increase in the net losses for the quarter ended March 31, 2001, as the Company incurred increased operating expenses and a one time write-off of in process research and development due to the acquisition of Videonics Inc., on January 16, 2001. Additionally, the Company incurred increased expenses as the Company relocated its Wilmington, Massachusetts operations, customer support and finance departments to Campbell, California. For the reasons set forth above and in Part III, it is not possible to state a reasonable estimate at this time.




                            FOCUS ENHANCEMENTS, INC.
                            ------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 15, 2001                      By /s/ Gary L. Williams
                                       -----------------------------------------
                                       Gary L. Williams, Chief Financial Officer